August 31, 2025

Jack Kaye
Chief Executive Officer
Davion Healthcare Plc
The Cube Building, Monahan Road
Cork, T12 H1XY, Ireland

       Re: Davion Healthcare Plc
           Registration Statement on Form F-1
           Filed August 4, 2025
           File No. 333-289205
Dear Jack Kaye:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Cover Page

1. Please revise your cover page to disclose that you are registering 25,000,000 ordinary shares, and clarify whether these ordinary shares are being registered as a secondary resale transaction. Please also advise whether the ordinary shares being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
       Securities Act, and identify each potential selling shareholder, as applicable. Your disclosure should include the number of ordinary shares held by each of the selling shareholders and the portion of those ordinary shares that may be sold pursuant to this registration statement, as well as the number of ordinary shares that may be sold in reliance on Rule 144 of the Securities Act. If no shares are being offered by the
       Company or by any selling shareholders, please consider whether the shares should be registered under the Exchange Act using Form 10 rather than Form F-1.
2. We note your disclosure on page 3 that the anticipated opening price is $10.00 per
 August 31, 2025
Page 2

       ordinary share, and on page 61 that "the opening trading price will be determined by buy and sell orders collected by Nasdaq's designated market maker." Please revise your cover page to disclose your opening price, and the process by which your opening price will be determined. Please also disclose your financial advisor and their role in that process. Please also revise your summary to include corresponding disclosures. We refer to your disclosure on page 61 that "[i]n order to comply with
       NASDAQ Global Market listing requirements, [you have] appointed a FINRA-registered marketmaker to facilitate the opening of trading and to provide continuous
       bid and ask quotations."
3. Please revise your cover page to disclose the duration of the offering. Prospectus Summary, page 1

4. Please revise your summary to briefly discuss your current pipeline of products, including BreastCheck, FootFlow, Testic, ThermaDerm and any other
       products in development, emphasizing the current state of development and regulatory approvals of each. In particular, please also note the timing for commercialization and the markets in which you intend to sell each product. Please also clarify the date that each product received their regulatory approvals.
5. Please revise your summary to disclose that you are a pre-revenue company that has not generated any revenue and do not expect to generate revenue until the second half of 2025 at the earliest. Please also note that during the year ended December 31, 2024,
       you incurred an operating loss of    1,320,353.
6. Please revise your summary to note, as you do on page 56, that certain of your directors and executive officers have agreed to a 90 day lock-up period during which they will not sell or transfer their ordinary shares. Please also revise to note the directors and executive officers that have entered into the lock-up agreement, and file the lock-up agreement as an exhibit to your registration statement.
Our business and prospects depend significantly on our ability to build our product brands..., page 4

7.     Please briefly explain your annual BreastCheck Day.
Risk Factors, page 4

8. Please revise your risk factor disclosure to discuss the risk to investors stemming from your direct listing. In particular, please consider the risk to investors from increased price and market volatility, the process for the listing and setting of the opening trading price of your ordinary shares, the lack of safeguards associated with a traditional underwritten offering, that the opening trading price of your ordinary shares may not be related to historical sales prices, uncertainty associated with the fact that few companies have undertaken direct listings to date, and the challenges the tracing requirement could pose for potential shareholders in relation to securities liability claims under Section 11 and Section 12 of the Securities Act for a direct listing versus a traditional IPO.
We could experience cost increases or disruptions in supply of raw materials or other
 August 31, 2025
Page 3

components used in BreastCheck, page 4

9. We note your disclosure that "[yo]ur manufacturer of BreastCheck could incur significant costs related to procuring raw materials required to manufacture and assemble BreastCheck," and that "[v]arious raw materials are used in the manufacture of BreastCheck." Please revise to disclose these raw materials and their source. Please also revise to identify NeuRX Health Inc as the manufacturer and distributor of
       BreastCheck, as you do on page 28.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited..., page 11

10. We note your disclosure that "[c]ertain corporate governance practices in Ireland, which is [y]our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, [you] do not plan to rely on home country practice with respect to any corporate governance matter." However, on page 12, you note that "[b]ecause [you] are a foreign private issuer under the Exchange Act, [you] are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S.
       domestic issuers." Please reconcile these disclosures, and advise whether you will be relying on Irish home country practice pursuant to the foreign private issuer exemptions.
Expenses of Issuance and Distribution, page 14

11. Please explain the source of funds that will be used to pay the estimated $871,900 of expenses in connection with the registration of your shares given that you have never generated revenue, have de minimis cash on hand and will not receive any proceeds from the registration of your shares in a direct listing.
Capitalization, page 15

12. We note the cash and cash equivalents balance presented within Capitalization uses amounts as of December 31, 2023. Please update for consistency with December 31,
       2024 balances.
Corporate History And Structure, page 16

13. We note that Davion Healthcare Plc. (Cyprus) issued 12,258,458 ordinary shares in
       2022, along with a further 7,741,542 ordinary shares in 2024 and an additional
       5,000,000 ordinary shares in 2024. Please disclose the price at which these ordinary shares were sold and briefly discuss the nature of each of these transactions, including whether they were transactions exempt from registration under the Securities Act.
       Please also revise your risk factor disclosures, as applicable, to note that recent sales prices for your ordinary shares may bear little or no relation to the trading price at or subsequent to the opening of trading of the ordinary shares on Nasdaq. Management's Discussion And Analysis Of Consolidated Financial Condition And Results
Of Operations
Overview of Business Operations, page 23
 August 31, 2025
Page 4

14. We note your disclosure on page 24 that "it can only be assumed that there is a large and open market of women who would wish to monitor their health in the privacy of their own home, particularly given that the accuracy level [of BreastCheck] is the same as a mammogram." Please substantiate your claim that BreastCheck has the same accuracy level as a mammogram.
Operating Results, page 27

15. Please provide a more detailed discussion of the material factors impacting the decrease in expenses, and trends management expects in upcoming periods. Please discuss any material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. As a pre-revenue company focusing on research and development, please also provide a breakdown of your research and development by product, by function of costs (e.g. clinical, regulatory application), or by nature of costs (e.g.
       payroll, outsourcing consultant). Refer to Item 5.A of Form 20-F.
16. Please revise to explain the decline in your research and development expenses during the comparative period.
17. We note your disclosure on page 28 that "the Company secured a significant agreement with NeuRX Health Inc of Rhode Island, USA, [during the year ending
       December 31, 2024] for the manufacturing and distribution of BreastCheck," and that
       "[t]he agreement will provide a steady revenue stream in the form of payments and annual royalties based on product manufacturing and distribution volumes." We also note that an outline agreement was filed with NeuRX Health as Exhibit
10.2 to the
       registration statement. Please revise to disclose the material terms of your agreement with NeuRX Health, including payments and annual royalties due under the agreement. Please also advise if a final agreement has been entered into with NeuRX,
       and if so, file such agreement as an exhibit to your registration statement. Refer to
       Item 10.C. of Form 20-F.
Liquidity and Capital Resources, page 28

18.    We note your disclosure regarding the Company   s reliance on the
personal financial
       support of the Chief Executive Officer, who has provided all funding to date. We also note on page 52 you state that the financial support is provided through Malbrite Ltd., a Company owned by Jack Kaye.

             Please reconcile and expand your disclosures to provide information on material terms of any agreement between the Company and the provider of financial support.
             We note that Malbrite Ltd. is not listed as an affiliate shareholder on page 52, so it is not clear how the Company is settling any liabilities from the financial support it receives. Please include Malbrite Ltd in the listing of affiliate shareholders if necessary. Refer to Item 404 of Regulation S-K and Item 7.B of Form 20-F.
             As a related matter, tell us your consideration to report the advances from related parties as operating cash inflow rather than financing cash inflow in your statement of cash flow at F-5.
 August 31, 2025
Page 5

Directors, page 29

19. Please explain why the majority of your board resigned in April 2024. Directors' Report, page 30

20. Please revise your disclosure to briefly discuss the reason for the inclusion of this report.
21. Please reconcile your disclosures beginning on page 29 and throughout the section titled "Directors' Report" with your disclosures in the section titled "Management"
       starting on page 46. As an example only, we note that Kevin Riches, Susan M. King, and Julian F. Sluyters are identified as non-executive directors of the company on page 46, although the disclosure on page 29 notes that they resigned in April 2024.
       We also refer to your disclosure on page 31 that "[i]n January 2025, an Audit
       Committee was established comprising of three non-executive directors, Sir Eric
       Peacock, Susan King and Julian Sluyters."
22. Please revise to briefly discuss the role of Kurdam Limited as secretary to the company, and the Bank of Cyprus and the Bank of Ireland as bankers to the company.
Risks Relating to Our Business, page 33

23. Please revise to include all risk factors under the section titled "Risk Factors" starting on page 4. Please also remove any duplicate risk factor disclosures.
We have a limited operating history, page 34

24. We note your statement that you were formed on November 29, 2022 with no real activity until the commencement of 2023, though your proto-type
BreastCheck
       product has been held privately for some time. Please clarify what you mean by "no real activity" in this context and explain the previous private ownership of your product. Your disclosure should explain who developed your product, how you acquired it and how long you have owned it.
We could experience cost increases or disruptions in supply of raw materials or other components used in BreastCheck, page 36

25. Please advise whether you or a third-party manufacturer procure the raw materials required to manufacture and assemble BreastCheck. We note your disclosure on page
       36 that "[you] incur significant costs related to procuring raw materials required to manufacture and assembling BreastCheck" and "[yo]ur product BreastCheck uses multiple parts which [you] source from numerous sources." We also refer to your disclosure on page 4 that "[yo]ur manufacturer of BreastCheck could incur significant costs related to procuring raw materials required to manufacture and assemble
       BreastCheck."
Our future growth is dependent on the demand for, and upon consumers' willingness to adopt
BreastCheck, page 37

26. Please revise to define "new energy BreastCheck" and explain how if differs from
       BreastCheck.
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Page 6

BreastCheck, page 41

27. Please revise to briefly discuss how the technology in each of BreastCheck, FootFlow and Testic operates to collect temperature data from users. As an example only, we note your disclosure on page 41 that "BreastCheck averages temperature at three areas on each breast. By comparing the temperature of corresponding areas of one breast to the other, and entering the results on [y]our Mobile App, results can be interpreted immediately." Please also explain how results can be interpreted immediately and advise on the data output presented by the mobile application, including whether the application provides a diagnosis for users. Provide corresponding disclosures for each of your products and/or product candidates, as applicable.
28. We note your disclosure on page 41 that "the technology behind BreastCheck is FDA registered in the USA, and also registered with the relevant regulatory authorities in the EU and the UK." We also note your disclosure on page 24 that BreastCheck "was originally FDA approved for sale but at the time of approval, it was only licensed for sale through clinicians rather than an over-the-counter product that could be purchased from pharmacies. BreastCheck will now be available to be sold over the counter through Pharmacists and over the internet, with an on line or mobile app results review, providing immediate results." Please advise whether you required a new FDA approval for the over-the-counter sale of BreastCheck and FootFlow, and if so, please disclose whether this approval was obtained, the nature of the approval and the date of the approval. Please also advise whether similar approvals are required to offer your other products, such as Testic over the counter or from regulatory bodies in other jurisdictions where you intend to sell your products.
29. We note your reference on page 41 to BreastCheck being "a safe, reliable, low-cost, and accurate way to routinely monitor for breast abnormalities," and your reference on page 44 to FootFlow being "a safe, reliable and accurate way to routinely monitor foot temperatures which can be used as an adjunct to established procedures for the detection and/or treatment of both PAD and Diabetes, amongst other medical conditions." Please revise to explain the basis for these claims regarding safety and efficacy, including the results of any clinical studies and/or trials supporting these claims.
Business
Overview, page 41

30. We note your disclosure on page 41 that you use "third party Research and Development (Universities and specialized companies) together with outsourced
      manufacturing and design, to make products, which are then patented
(where
      applicable), manufactured, sold and internationally distributed through licensing agreements." Please revise to discuss the terms of any material contracts with universities and specialized companies for third party research and development, and licensing agreements. File any such agreements as exhibits to your registration statement. Refer to Item 10.C. of Form 20-F and Item 601(b)(10) of Regulation S-K.
      Please also revise to provide a more fulsome overview of your current sale and distribution process through licensing agreements, including the markets covered by these agreements.
 August 31, 2025
Page 7

31. Please revise to discuss your near-term expansion plans, including the timing and scope of any such expansion. We refer to your disclosure on page 7 that you
       "have expanded [y]our operations, and as [you] ramp up [y]our production, further significant expansion will be required, especially in connection with potential increased sales, expansion of [y]our product range." We also refer to your disclosure on page 33 that "[you] plan to eventually commence [y]our own manufacturing in-
       house."
32. Please revise to discuss your clinical studies and/or trials. In particular, please disclose the date(s) and location(s) of any trial(s), the sponsor(s), the number of participants, including how participants were selected, the results of the trial(s), including how results were measured, key assumptions, and whether statistical significance was demonstrated, including supporting p-values, as appropriate. Please also disclose whether any of the parties involved, including the sponsor(s) in the trial(s), are affiliates or partners of Davion Healthcare. We refer to your disclosure on page 27 that "[s]ince [y]our inception, [y]our focus has been on the development, research, and registration of a portfolio of innovative medical devices, which [you] anticipate will form the foundation of [y]our future revenue streams. These activities have required significant investment in product development, clinical trials, regulatory approvals, and intellectual property protection."
33. Please revise to include a description of the material effects of government regulations on your business, including but not limited to FDA, CE and UKCA regulations. In particular, please also discuss the process for FDA approval of Class I medical devices and over the counter products, as applicable. Please also advise whether you intend to apply for any government and/or third-party reimbursements in connection with the sale of your products. Refer to Item 4.B. of Form 20-F.
34. We note your statement that "[t]he medical need for this product is overwhelming and undeniable." Please provide the basis for this statement or state that it is the belief of management.
Employees, page 44

35. We note your disclosure that "[a]s of June 1, 2025, [you] had no full-time employees."
       Please advise whether you have any part-time employees or how you conduct your business operations without the use of any full-time employees. FootFlow, page 44

36. Please revise to discuss your "proprietary technology platform" referenced on pages
       26 and 44.
Intellectual Property, page 44

37. We note your disclosure on page 44 that "[you] have developed a number of proprietary systems and technologies," and that "[you] rely on a combination of patents, patent applications, trade secrets, including employee and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect [y]our proprietary rights in [y]our technology." Please expand your disclosure relating to your patent portfolio and
 August 31, 2025
Page 8

       identify for each material patent and patent application, as applicable,
(a) the scope
       and technology of each such patent or patent application, (b) the type of patent protection, (c) the jurisdiction and (d) expiration dates. If you have a significant number of material patents or other intellectual property, please consider adding tabular disclosure for ease of reference.
Management, page 46

38. Please revise this section to provide disclosures compliant with Item 6.A. of Form 20-
       F. As an example only, please advise when each of the executive officers and directors named on page 46 was appointed to their position.
Board of Directors, page 48

39. We note your disclosure that "[yo]ur board of directors will consist of six directors
       upon the SEC   s declaration of the effectiveness of [y]our registration
statement on
       Form F-1." Please disclose the names of the six directors that will sit on your board.
       We note that you have named four directors on page 46. Please also advise whether your board will consist of a majority of independent directors. Agreements and Indemnification Agreements, page 50

40. Please disclose the material terms of the executive agreements with Jack Kaye and
       David Over, including their base salaries, any bonus provisions, and termination and severance provisions. Please also file the executive agreements as exhibits to your registration statement. Refer to Item 601 of Regulation S-K. Compensation of Directors and Executive Officers, page 51

41. Please provide compensation information for the last full financial year for your directors and executive officers, including the amount of compensation paid, and benefits in kind granted, to such persons and the total amounts set aside or accrued to provide pension, retirement or similar benefits. Refer to Item 6.B. of Form 20-F.
42. You state that your Chief Executive Officer and the Chief Commercial Officer receive under service contracts a combined annual income in total of
3,000,000 and that your
       four non-executive Directors whose remuneration will commence on listing of the
       Company   s Ordinary Shares and will receive a combined annual income of
   600,000.
       Please disclose the source of funds for these payments given that you have never generated revenue, have de minimis cash on hand and will not receive any proceeds from the registration of your shares in a direct listing.
Principal Shareholders, page 52

43. Please revise this section to include disclosures compliant with Item 7.A. of Form 20-
       F. As an example only, any ordinary shares controlled by Jack Kaye, such as ordinary shares held by Rallison Ltd and Rallison Corp. should be included in Mr. Kaye's total percentage of share capital ownership.
Related Party Transactions, page 52

44. Please revise to disclose each of the related party transactions between Jack Kaye and
 August 31, 2025
Page 9

       Davion Healthcare, including the material terms of any agreements with Jack Kaye, and the amounts provided to the company pursuant to these transactions since the beginning of the preceding three financial years. File any such agreements as exhibits to your registration statement. Please also revise this section to include the disclosures required by Item 7.B. of Form 20-F for each of the related party transactions discussed on F-21.
Plan Of Distribution, page 61

45. Please revise this section to provide additional disclosure regarding the role of your financial advisor in connection with the direct listing. In particular, please discuss the financial advisor's role in determining the opening price in accordance with Nasdaq listing rules, explain the methods by which indicative opening prices will be made available to market participants, and note any additional services expected to be provided by the financial advisor, as well as any limitations regarding their role in connection with the direct listing. Please also clarify whether you and/or any selling shareholders were involved in the setting of the opening price of the ordinary shares.
Note 7. Intangible Assets, page F-13

46. Please address the following comments related to your capitalized intangibles.

             Please revise to disclose the detailed terms of the purchase agreement for the intellectual property rights, including the parties involved, the development stage of the acquired intellectual property rights, the payment terms including any future payment obligations such as royalties.
             We note your disclosure that you acquired the intellectual property rights at the
           initial fair value of    65 million in exchange for 12,258,458
shares, and that they
           were recognized as intangible assets under IAS 38 and were measured initially at cost. Please tell us if the cost of the intangible assets were paid for by Cyprus and how the payment(s) was settled.
             Also tell us and disclose how you determined the initial fair value of the acquired intellectual property rights. If determined by the fair value of your equity shares, provide us an analysis as to how such fair value of your equity shares compares to your other share issuance price, preferably to a third party at similar time if any; if determined by any valuation model, disclose the model and key assumptions used.
             Disclose the expected amortization period of these capitalized intangibles.
             For the estimated new fair value of     260 million that was not
recognized due to
           the absence of an active market, please tell us how you have considered the appropriateness of disclosing this balance and the appropriateness to state that the valuation reflects management's view of the asset's economic potential when such revaluation model is not used due to the absence of an active market, in an audited financial statements. In that regard, we also note conflicting statement in your
           MD&A at page 28 that as of December 31, 2024, the company's    fair
value    of
           total intangible assets (patented and regulatory approved intangible property),
           increased to    260,000,000, with equity rising to    259,968,393 as
shown in the
           notes to the audited accounts herein. Please revise or advise. If you elect to refer
 August 31, 2025
Page 10

           to a third-party valuation in the registration statement, revise to disclose the name of the valuation expert, and file a consent as an exhibit. Refer to
Item 10.G of
           Form 20-F and Item 601(b)(23) of Regulation S-K.
Exhibits

47. Please provide an opinion of counsel as to the legality of the ordinary shares being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable. Refer to Item 601(b)(5) of Regulation S-K.
48. We note that the consent of WithumSmith+Brown filed as Exhibit 23.1 consents to the incorporation by reference in the prospectus of their report dated August 1, 2025.
       Please provide a revised auditor consent noting that the report is included rather than incorporated by reference in the prospectus.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tayyaba Shafique at 202-551-2110 or Li Xiao at 202-551-4391 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Conlon Danberg at 202-551-4466 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   David E. Price, Esq.